 EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Americas Gold and Silver Corporation Condensed interim consolidated statements of financial position (In thousands of U.S. dollars, unaudited)

	March 31,	December 31,
As at	2025	2024
Assets
Current assets
Cash and cash equivalents	$8,751	$20,002
Trade and other receivables (Note 5)	10,289	7,132
Inventories (Note 6)	8,303	10,704
Prepaid expenses	2,483	2,876
	29,826	40,714
Non-current assets
Restricted cash	4,569	4,527
Property, plant and equipment (Note 7)	149,892	147,399
Total assets	$184,287	$192,640

Liabilities
Current liabilities
Trade and other payables	$31,560	$37,333
Metals contract liability (Note 8)	16,282	13,707
Silver contract liability (Note 9)	513	-
Derivative instruments (Note 10)	-	709
Convertible debenture (Note 10)	-	10,849
Pre-payment facility (Note 11)	2,500	2,000
Credit facility (Note 12)	3,875	2,050
Royalty payable (Note 13)	2,887	2,762
	57,617	69,410
Non-current liabilities
Other long-term liabilities	1,543	1,658
Metals contract liability (Note 8)	27,982	27,161
Silver contract liability (Note 9)	19,579	18,193
Credit facility (Note 12)	5,704	7,440
Post-employment benefit obligations	4,497	3,892
Decommissioning provision	11,946	11,389
Deferred tax liabilities (Note 20)	-	48
Total liabilities	$128,868	$139,191

Equity
Share capital (Note 14)	594,051	573,532
Equity reserve	59,070	56,521
Foreign currency translation reserve	12,903	14,426
Deficit	(610,605)	(591,030)
Total equity	$55,419	$53,449

Total liabilities and equity	$184,287	$192,640

Going concern (Note 2), Contingencies (Note 23)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation Condensed interim consolidated statements of loss and comprehensive loss (In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended
	March 31,	March 31,
	2025	2024Revised (1)

Revenue (Note 17)	$23,547	$20,852

Cost of sales (Note 18)	(21,139)	(21,038)
Depletion and amortization (Note 7)	(5,509)	(5,524)
Care and maintenance costs	(135)	(1,438)
Corporate general and administrative (Note 19)	(6,497)	(1,657)
Exploration costs	(1,280)	(1,016)
Accretion on decommissioning provision	(160)	(153)
Interest and financing expense	(474)	(689)
Foreign exchange gain (loss)	175	(1,136)
Gain on disposal of assets	966	-
Loss on metals contract liabilities (Note 8 and 9)	(9,024)	(3,046)
Other gain (loss) on derivatives (Note 10)	709	(1,071)
Fair value loss on royalty payable (Note 13)	(125)	(256)
Loss before income taxes	(18,946)	(16,172)
Income tax recovery (Note 20)	28	15
Net loss	$(18,918)	$(16,157)

Attributable to:
Shareholders of the Company	$(18,918)	$(14,456)
Non-controlling interests (Note 16)	-	(1,701)
Net loss	$(18,918)	$(16,157)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	(657)	$1,756
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(1,523)	1,492
Other comprehensive income (loss)	(2,180)	3,248
Comprehensive loss	$(21,098)	$(12,909)

Attributable to:
Shareholders of the Company	$(21,098)	$(11,910)
Non-controlling interests (Note 16)	-	(999)
Comprehensive loss	$(21,098)	$(12,909)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.03)	(0.07)

Weighted average number of common shares outstanding

Basic and diluted (Note 15)	619,978,185	221,915,654

(1)   Certain fiscal 2024 amounts were reclassified from revenue to cost of sales (see Note 18).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Condensed interim consolidated statements of changes in equity

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

				Foreign		Attributable to
	Share capital			currency		shareholders	Non-
	Common		Equity	translation		of the	controlling	Total
	Shares	Amount	reserve	reserve	Deficit	Company	interests	equity

Balance at January 1, 2025	594,450	$573,532	$56,521	$14,426	$(591,030)	$53,449	$-	$53,449
Net loss for the period	-	-	-	-	(18,918)	(18,918)	-	(18,918)
Other comprehensive loss for the period	-	-	-	(1,523)	(657)	(2,180)	-	(2,180)
Non-brokered private placements	7,175	2,996	571	-	-	3,567	-	3,567
Common shares issued	2,906	1,378	-	-	-	1,378	-	1,378
Conversion of convertible debenture	32,308	11,526	(484)	-	-	11,042	-	11,042
Share-based payments	-	-	3,396	-	-	3,396	-	3,396
Exercise of options, warrants, and deferred share units	12,254	4,619	(934)	-	-	3,685	-	3,685
Balance at March 31, 2025	649,093	$594,051	$59,070	$12,903	$(610,605)	$55,419	$-	$55,419

Balance at January 1, 2024	218,690	$455,548	$52,936	$8,325	$(463,391)	$53,418	$18,782	$72,200
Net loss for the period	-	-	-	-	(14,456)	(14,456)	(1,701)	(16,157)
Other comprehensive income for the period	-	-	-	1,492	1,054	2,546	702	3,248
Contribution from non-controlling interests	-	-	-	-	-	-	722	722
Equity offering	26,150	3,212	1,878	-	-	5,090	-	5,090
Non-brokered private placements	422	100	-	-	-	100	-	100
Retraction of convertible debenture	2,635	684	(21)	-	-	663	-	663
Share-based payments	-	-	222	-	-	222	-	222
Balance at March 31, 2024	247,897	$459,544	$55,015	$9,817	$(476,793)	$47,583	$18,505	$66,088

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation Condensed interim consolidated statements of cash flows For the three-month periods ended March 31, 2025 and 2024 (In thousands of U.S. dollars, unaudited)

	March 31,	March 31,
	2025	2024
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(18,918)	$(16,157)
Adjustments for the following items:
Depletion and amortization	5,509	5,524
Income tax recovery	(28)	(15)
Accretion and decommissioning costs	160	153
Share-based payments	3,396	222
Provision on other long-term liabilities	17	27
Interest and financing expense (income)	150	(120)
Net charges on post-employment benefit obligations	(52)	159
Inventory write-downs	727	818
Gain on disposal of assets	(966)	-
Loss on metals contract liabilities	9,024	3,046
Other loss (gain) on derivatives	(709)	1,071
Fair value loss on royalty payable	125	256
Changes in non-cash working capital items:
Trade and other receivables	(3,157)	1,321
Inventories	1,674	(553)
Prepaid expenses	393	419
Trade and other payables	(4,376)	4,000
Net cash generated from (used in) operating activities	(7,031)	171

Investing activities
Expenditures on property, plant and equipment	(7,558)	(4,813)
Proceeds from disposal of assets	997	-
Net cash used in investing activities	(6,561)	(4,813)

Financing activities
Pre-payment facility	500	250
Lease payments	(160)	(169)
Equity offering, net	-	5,090
Non-brokered private placements	3,567	100
Metals contract liability, net	(3,719)	36
Royalty agreement, net	-	(628)
Proceeds from exercise of options and warrants	3,685	-
Contribution from non-controlling interests	-	722
Net cash generated from financing activities	3,873	5,401

Effect of foreign exchange rate changes on cash	(1,532)	1,084
Increase in cash and cash equivalents	(11,251)	1,843
Cash and cash equivalents, beginning of period	20,002	2,061
Cash and cash equivalents, end of period	$8,751	$3,904

Interest paid during the period	$545	$818

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1. Corporate information

Americas Gold and Silver Corporation (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2025 were approved and authorized for issue by the Board of Directors of the Company on May 9, 2025.

2. Basis of presentation and going concern

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2024. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2024, and further updated in Note 3 of these financial statements, and have been consistently applied in the preparation of these condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital deficit of $27.8 million, including cash and cash equivalents of $8.8 million as at March 31, 2025. During the three-month period ended March 31, 2025, the Company reported a net loss of $18.9 million, including loss on metals contract liabilities of $9.0 million. At March 31, 2025, the Company does not have sufficient liquidity on hand to fund its operations for the next twelve months and will require further financing to meet its financial obligations and execute on its business plans at its mining operations.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. Since 2020 to 2024, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered shelf prospectuses. On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex via an agreement dated October 9, 2024 with Mr. Eric Sprott, and closed a bought deal private placement of subscription receipts for gross proceeds of $50 million CAD or $35.1 million USD (see Note 14). As part of the agreement, the Company also closed additional non-brokered private placements for total gross proceeds of $6.9 million CAD or $5.0 million USD through total issuance of 16,650,000 of the Company’s common shares priced at approximately $0.42 CAD per share for bridge financing purposes. While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to achieve cash flow positive production at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, are significant judgments in these unaudited condensed interim consolidated financial statements.

As a result, several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

These unaudited condensed interim consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3. Changes in accounting policies and recent accounting pronouncements

Effective January 1, 2025, the Company amended the application of its accounting policy for share-settled restricted share units where each share-settled restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each award charged to compensation expense over the period of vesting with corresponding increase in equity reserve upon recognition (see Note 14).

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The following standards have been issued by the IASB:

-	Amendments to IFRS 9 and 7 – Classification and Measurement of Financial Instruments with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.
-	IFRS 18 – Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

These standards are being assessed for their impact on the Company in the current or future reporting periods.

4. Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2024, in addition to the significant judgments mentioned in Note 2.

5. Trade and other receivables

	March 31,	December 31,
	2025	2024

Trade receivables	$5,720	$3,572
Value added taxes receivable	423	-
Other receivables	4,146	3,560
	$10,289	$7,132

6. Inventories

	March 31,	December 31,
	2025	2024

Concentrates	$1,565	$2,971
Ore stockpiles	651	1,767
Spare parts and supplies	6,087	5,966
	$8,303	$10,704

The amount of inventories recognized in cost of sales was $21.1 million during the three-month period ended March 31, 2025 (2024: $21.0 million), including concentrates, ore stockpiles write-down to net realizable value of $0.7 million (2024: $0.8 million).

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

7. Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2024	$226,819	$12,469	$128,228	$11,685	$237	$379,438
Asset additions	14,226	-	4,794	789	-	19,809
Change in decommissioning provision	(1,420)	-	-	-	-	(1,420)
Balance at December 31, 2024	239,625	12,469	133,022	12,474	237	397,827
Asset additions	4,379	-	3,227	-	29	7,635
Asset disposals	-	-	-	(31)	-	(31)
Change in decommissioning provision	398	-	-	-	-	398
Balance at March 31, 2025	$244,402	$12,469	$136,249	$12,443	$266	$405,829

Accumulated depreciationand depletion
Balance at January 1, 2024	$(132,474)	$-	$(85,440)	$(8,223)	$(200)	$(226,337)
Depreciation/depletion for the year	(14,172)	-	(8,615)	(1,278)	(26)	(24,091)
Balance at December 31, 2024	(146,646)	-	(94,055)	(9,501)	(226)	(250,428)
Depreciation/depletion for the period	(3,141)	-	(2,008)	(355)	(5)	(5,509)
Balance at March 31, 2025	$(149,787)	$-	$(96,063)	$(9,856)	$(231)	$(255,937)

Carrying value
at December 31, 2024	$92,979	$12,469	$38,967	$2,973	$11	$147,399
at March 31, 2025	$94,615	$12,469	$40,186	$2,587	$35	$149,892

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the three-month period ended March 31, 2025 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine is approximately $16.1 million, $6.4 million, and $0.9 million, respectively, as at March 31, 2025 (December 31, 2024: $16.0 million, $7.0 million, and $1.2 million, respectively).

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at March 31, 2025, the carrying amount of this property was $12.5 million included in non-producing properties.

8. Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”). The Company initially recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue though subsequently amended its treatment and recognized the fixed deliveries of precious metals as a financial liability measured at fair value through profit or loss.

On March 21, 2024, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $3.25 million per calendar quarter or up to $6.5 million in aggregate during the first half of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 6-month period from November 2026 to April 2027. The first and second calendar quarter advances of $3.25 million per quarter were drawn in full in March and June 2024, respectively.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On September 24, 2024, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by approximately $4.0 million in aggregate during the third quarter of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advance is to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 3-month period from May to July 2027. The advance of approximately $4.0 million was drawn in full in September 2024.

On December 19, 2024, the Company amended its Purchase Agreement with Sandstorm to deliver its remaining fixed ounces of gold over a quarterly fixed deliveries schedule with final delivery in December 2027. For each calendar quarter during the 36-month period ending in December 2027, the Company shall have the right for Sandstorm to subscribe common shares of the Company for proceeds up to a maximum of $1.9 million per calendar quarter to satisfy the gold delivery obligations under the Purchase Agreement.

The following table summarizes the continuity of the Company’s net metals contract liability during the period:

	Three-month	Year
	period ended	ended
	March 31,	December 31,
	2025	2024

Net metals contract liability, beginning of period	$40,868	$36,837
Advance increase (net of financing expense)	-	12,512
Delivery of metals purchased	(3,719)	(18,564)
Revaluation of metals contract liability	7,115	10,083
Net metals contract liability, end of period	$44,264	$40,868

Current portion	$16,282	$13,707
Non-current portion	27,982	27,161
	$44,264	$40,868

9. Silver metals delivery agreement

On December 19, 2024, the Company entered into a silver metals delivery agreement with Mr. Eric Sprott for monthly purchases and deliveries of 18,500 ounces of silver for a period of 36 months starting in January 2026 (the “Silver Agreement”). The Company recognized the fixed deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expects metal deliveries to Mr. Eric Sprott will be satisfied through external purchase of silver. A fair value of the metals contract liability of $19.8 million was determined at inception using forward commodity pricing curves at the end of the fiscal 2024. As part of the Silver Agreement, outstanding indebtedness of $1.4 million from Mr. Eric Sprott related to the original joint venture agreement (see Note 16) will be used to offset the metals contract liability commencing with the initial monthly delivery starting in January 2026. A $1.9 million loss to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the three-month period ended March 31, 2025 (2024: nil).

10. Convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “Convertible Debenture”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The Convertible Debenture was: redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”); retractable at the holder’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”); and convertible at the holder’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company has since amended the Convertible Debenture multiple times resultantly increasing the principal balance to total outstanding principal, net of retractions, of $16.8 million CAD or $11.7 million USD as at December 31, 2024, retractable at the holder’s option at a cumulative $1.75 million CAD per month, and convertible at the holder’s option at a conversion price of $0.52 CAD.

The Convertible Debenture was fully converted by the holders as of January 31, 2025 at the conversion price of $0.52 CAD resulting in the issuance of 32,307,692 of the Company’s common shares.

The Company recognized a gain of $0.7 million for the three-month period ended March 31, 2025 (2024: loss of $1.1 million) as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

11. Pre-payment facility

On December 12, 2022, the Company amended its existing unsecured offtake agreement with Ocean Partners USA, Inc. of lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million with an initial term of three years at an interest of U.S. SOFR rate plus 6.95% per annum (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is repaid through semi-monthly installments deductible from concentrate deliveries or paid in cash and can be redrawn on a revolving basis. The Facility shall automatically extend for a full calendar year if there is an outstanding payment balance within 12 months of the maturity of the Facility. The Facility was drawn in full in February 2025.

12. Credit facility

On August 14, 2024, the Company signed a credit and offtake agreement with Trafigura PTE Ltd. (“Trafigura”) for a secured credit facility of up to $15 million to complete initial development of the Zone 120 and El Cajón silver-copper project (“EC120”) (the “Credit Facility”). The Credit Facility is secured by share and asset pledges of all the Company’s material Mexican subsidiaries with the Company’s existing Convertible Debenture holders agreeing to subordinate existing security. The term of the Credit Facility is for a period of 36 months which includes a principal repayment grace period of 12 months, and bears interest of U.S. SOFR rate plus 6% per annum on cumulative drawings up to $12 million and 6.5% thereafter. The Credit Facility was drawn for $10.0 million in August 2024 and will be amortized in equal monthly installments of $0.6 million commencing after expiry of the grace period once the Credit Facility is drawn in full. The Company also entered into an offtake agreement with Trafigura for all the copper concentrates produced from EC120 where Trafigura will pay for the concentrates at the prevailing market prices for silver and copper, less customary treatment, refining and penalty charges.

13. Royalty payable

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Galena Complex and Cosalá Operations. The royalty reduces to 0.2% on attributable production from the Galena Complex and Cosalá Operations after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On inception, the Royalty Agreement was classified as a hybrid instrument of host financial liability with embedded derivatives from the reduced 0.2% royalty on attributable production and buyout payment. The Company elected at inception to designate the entire hybrid instrument at fair value through profit or loss with its initial fair value be representative of the $4.0 million in proceeds received. Subsequent measurement of fair value for the hybrid instrument was determined based on an income approach of expected future cash flows into a single current discounted amount. Key assumptions used in the fair value determination of the hybrid instrument as at December 31, 2023 include timing of repayment of the $4.0 million, which considers factors such as forecasted production and commodity prices in quantifying expected net smelter returns, feasibility of the reduced 0.2% royalty on attributable production versus the buyout payment, and applicable discount rates. The Company recognized a loss of $0.1 million for the three-month period ended March 31, 2025 (2024: $0.3 million) as a result of the change in the estimated fair value of the Royalty Agreement.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

14. Share capital

On March 27, 2024, the Company completed an equity offering of 26,000,000 units at a price of $0.30 CAD per unit for total gross proceeds of $5.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of $0.40 CAD for a period of three years starting March 27, 2024. As part of the equity offering, approximately $0.8 million in transaction costs were incurred and offset against share capital, and 150,000 common shares and 1,510,020 warrants for approximately $0.1 million and $0.1 million, respectively, were issued to the Company’s advisors and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.30 CAD for a period of two years starting March 27, 2024.

On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex in exchange for issuance of 170,000,000 of the Company’s common shares, and $10 million in cash, plus monthly deliveries of 18,500 ounces of silver for a period of 36 months starting in January 2026 (see Note 9). The Company also completed a concurrent bought deal private placement of subscription receipts raising gross proceeds of $50 million CAD or $35.1 million USD at an issue price of $0.40 CAD per subscription receipt resulting from total issuance of 125,000,000 of the Company’s common shares.

During fiscal 2024, the Company closed non-brokered private placements for total gross proceeds of $9.4 million through total issuance of 28,112,615 of the Company’s common shares priced at approximately $0.47 CAD per share.

During the three-month period ended March 31, 2025, the Company closed non-brokered private placements for total gross proceeds of $3.6 million through total issuance of 7,174,558 of the Company’s common shares priced at approximately $0.71 CAD per share. As part of the non-brokered private placements, 2,610,000 warrants for approximately $0.6 million were issued and offset against share capital where each warrant is exercisable for one common share at an exercise price of $1.00 CAD for a period of three years starting March 31, 2025.

During the three-month period ended March 31, 2025, the Company settled $1.4 million of transaction-related payables through issuance of 2,906,504 of the Company’s common shares.

a. Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	March 31,	December 31,
	2025	2024

Issued
649,092,939 (2024:594,450,243) common shares	$594,051	$573,532
Nil (2024: Nil) preferred shares	-	-
	$594,051	$573,532

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

Page | 10

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

A summary of changes in the Company’s outstanding stock options is presented below:

		Three-month		Year
		period ended		ended
		March 31,		December 31,
		2025		2024
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	20,110	$0.67	17,370	$1.30
Granted	9,550	0.55	9,050	0.53
Exercised	(308)	0.34	-	-
Expired	(3,760)	1.07	(6,310)	2.22
Balance, end of period	25,592	$0.57	20,110	$0.67

The following table summarizes information on stock options outstanding and exercisable as at March 31, 2025:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $0.50	1.73	3,933	$0.31	2,625	$0.31
$0.51 to $1.00	3.18	21,659	0.61	6,775	0.75
		25,592	$0.57	9,400	$0.63

c. Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the three-month period ended March 31, 2025 was $0.23 (2024: nil).

Page | 11

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2025	2024

Expected stock price volatility (1)	70%	-
Risk free interest rate	2.94%	-
Expected life	5 years	-
Expected forfeiture rate	3.20%	-
Expected dividend yield	0%	-

Share-based payments included in cost of sales	$-	$-
Share-based payments included in general and administrative expenses	512	156
Total share-based payments	$512	$156

(1)   Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d. Warrants

The warrants that are issued and outstanding as at March 31, 2025 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
17,600	0.30	Mar 2024	Mar 27, 2026
1,000,000	0.55	Jun 2023	Jun 21, 2026
19,616,500	0.40	Mar 2024	Mar 27, 2027
3,000,000	0.42	Aug 2024	Aug 14, 2027
2,610,000	1.00	Mar 2025	Mar 31, 2028
26,244,100

e. Restricted share units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units settled in either cash or common shares at the Company’s discretion. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each award charged to compensation expense over the period of vesting. The Company recognizes a corresponding increase in trade and other payables upon recognition of cash-settled restricted share units, and a corresponding increase in equity reserve upon recognition of share-settled restricted share units (see Note 3). For cash-settled restricted share units, the compensation expense and associated liability are adjusted at each reporting date to reflect changes in market value. As at March 31, 2025, 234,076 (December 31, 2024: 234,076) cash-settled restricted share units are outstanding at an aggregate value of $0.1 million (December 31, 2024: $0.1 million) which is included in trade and other payables in the consolidated statement of financial position. As at March 31, 2025, 20,400,000 (December 31, 2024: nil) share-settled restricted share units are outstanding which are included in equity reserve in the consolidated statement of financial position.

Page | 12

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

f. Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at March 31, 2025, 7,806,408 (December 31, 2024: 3,562,917) deferred share units are issued and outstanding.

15.  Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2025	2024

Basic weighted average number of shares	619,978,185	221,915,654
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	619,978,185	221,915,654

Diluted weighted average number of common shares for the three-month period ended March 31, 2025 excludes nil anti-dilutive preferred shares (2024: nil), 25,291,666 anti-dilutive stock options (2024: 17,370,000) and 26,644,100 anti-dilutive warrants (2024: 31,760,020).

16.  Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interests of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex. The $18.3 million proportionate non-controlling interests’ carrying amount prior to the change in ownership was derecognized from the consolidated financial statements upon completion of the acquisition.

Page | 13

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

17.  Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month periods ended March 31, 2025 and 2024:

	March 31,	March 31,
	2025	2024Revised (1)

Silver
Sales revenue	$12,623	$13,588
Derivative pricing adjustments	985	539
	13,608	14,127
Zinc
Sales revenue	$9,501	$8,661
Derivative pricing adjustments	80	89
	9,581	8,750
Lead
Sales revenue	$3,412	$4,140
Derivative pricing adjustments	(56)	118
	3,356	4,258
Other by-products
Sales revenue	$253	$285
Derivative pricing adjustments	53	112
	306	397

Total sales revenue	$25,789	$26,674
Total derivative pricing adjustments	1,062	858
Gross revenue	$26,851	$27,532
Proceeds before intended use	2,321	70
Treatment and selling costs	(5,625)	(6,750)
	$23,547	$20,852

(1) Certain fiscal 2024 amounts were reclassified from revenue to cost of sales (see Note 18).

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 21).

Page | 14

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

18. Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month periods ended March 31, 2025 and 2024:

	March 31,	March 31,
	2025	2024Revised (1)

Salaries and employee benefits	$7,383	$7,796
Raw materials and consumables	7,090	8,860
Utilities	1,038	1,168
Contract services - transportation costs	1,068	1,363
Other costs	734	1,516
Costs before intended use	1,425	70
Changes in inventories	1,674	(553)
Inventory write-downs	727	818
	$21,139	$21,038

(1)   Contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

19. Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month periods ended March 31, 2025 and 2024:

	March 31,	March 31,
	2025	2024

Salaries and employee benefits	$1,148	$512
Directors’ fees	1,881	122
Share-based payments	1,676	156
Professional fees	976	368
Office and general	816	499
	$6,497	$1,657

Page | 15

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

20. Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three-month period ended March 31, 2025 was 26.5% and for the year ended December 31, 2024 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	March 31,	December 31,
	2025	2024

Property, plant and equipment	$130	$130
Other	262	313
Total deferred tax liabilities	392	443
Provisions and reserves	(392)	(395)
Net deferred tax liabilities	$-	$48

The inventory write-downs and impairments described in Note 6 and 7 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.

21. Financial risk management

a. Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of March 31, 2025, the Company’s exposure to credit risk with respect to trade receivables amounts to $5.7 million (December 31, 2024: $3.6 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at March 31, 2025 and December 31, 2024.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

Page | 16

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	March 31, 2025
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$31,560	$31,560	$-	$-	$-
Pre-payment facility	2,500	2,500	-	-	-
Credit facility	10,000	4,200	5,800	-	-
Interest on credit facility	1,089	874	215	-	-
Royalty payable	3,026	3,026	-	-	-
Metals contract liability	44,264	16,282	27,982	-	-
Silver contract liability	20,092	513	14,403	5,176	-
Projected pension contributions	8,343	1,787	2,592	2,837	1,127
Decommissioning provision	19,715	-	-	-	19,715
Other long-term liabilities	1,543	-	643	255	645
	$142,132	$60,742	$51,635	$8,268	$21,487

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	March 31, 2025
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$615	$615	$-	$-	$-
Other long-term liabilities	898	-	643	255	-
	$1,513	$615	$643	$255	$-

Page | 17

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 6% to11% applied during the period:

	Three-month	Year
	period ended	ended
	March 31,	December 31,
	2025	2024

Lease liabilities, beginning of period	$1,655	$1,436
Additions	(11)	823
Lease principal payments	(134)	(608)
Lease interest payments	(26)	(71)
Accretion on lease liabilities	29	75
Lease liabilities, end of period	$1,513	$1,655

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)Interest rate risk

The Company is subject to interest rate risk of the 3 months U.S. LIBOR rate plus 7.2% per annum from Cosalá Operations’ advance payments of concentrate, and the 3 month U.S. SOFR rate plus 6.95% per annum from the Facility. Interest rates of other financial instruments are fixed.

(2)Currency risk

As at March 31 2025, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at March 31, 2025
	CAD	MXN

Cash and cash equivalents	$4,064	$769
Trade and other receivables	384	3,792
Trade and other payables	6,915	10,457

As at March 31, 2025, the CAD/USD and MXN/USD exchange rates were 1.44 and 20.32, respectively. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rates for the three-month period ended March 31, 2025 is included in the following table:

Page | 18

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$683	$1,178
Other comprehensive loss	30	122

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at March 31, 2025 and December 31, 2024, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the three-month periods ended March 31, 2025 and 2024, the Company  did not settle any non-hedge foreign exchange forward contracts

(3)   Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at March 31, 2025 the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.6 million (December 31, 2024: $0.4 million).

As at March 31, 2025 and December 31, 2024, the Company does not have any non-hedge commodity forward contracts outstanding. During the three-month periods ended March 31, 2025 and 2024, the Company did not settle any non-hedge commodity forward contracts.

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the three-month period ended March 31, 2025 was nil (2024: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debenture during the three-month period ended March 31, 2025 was a gain of $0.7 million (2024: loss of $1.1 million).

b. Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•	Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets.
•

Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•

Metals contract liabilities: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.

•

Pre-payment and credit facilities, convertible debenture, and promissory notes: The principal portion of pre-payment and credit facilities, convertible debenture, and promissory notes are initially measured at fair value and subsequently carried at amortized cost.

•	Royalty payable: The financial liability is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period.

Page | 19

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

•

Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•

Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	March 31,	December 31,
	2025	2024

Level 1
Cash and cash equivalents	$8,751	$20,002
Restricted cash	4,569	4,527

Level 2
Trade and other receivables	10,289	7,132
Derivative instruments	-	709
Metals contract liability	44,264	40,868
Silver contract liability	20,092	18,193

Level 3
Royalty payable	2,887	2,762

Amortized cost
Pre-payment facility	2,500	2,000
Credit facility	9,579	9,490
Convertible debenture	-	10,849

Page | 20

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

22. Segmented and geographic information, and major customers

a. Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b. Geographic information

All revenues from sales of concentrates for the three-month periods ended March 31, 2025 and 2024 were earned in Mexico and the United States. The following segmented information is presented as at March 31, 2025 and December 31, 2024, and for the three-month periods ended March 31, 2025 and 2024. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

	As at March 31, 2025					As at December 31, 2024
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$3,941	$125	$599	$4,086	$8,751	$6,576	$1,390	$35	$12,001	$20,002
Trade and other receivables	5,374	4,156	375	384	10,289	5,485	1,450	-	197	7,132
Inventories	5,651	2,549	103	-	8,303	7,976	2,625	103	-	10,704
Prepaid expenses	653	487	930	413	2,483	745	933	755	443	2,876
Restricted cash	135	45	4,331	58	4,569	135	53	4,339	-	4,527
Property, plant and equipment	49,244	77,137	22,880	631	149,892	48,123	74,935	23,686	655	147,399
Total assets	$64,998	$84,499	$29,218	$5,572	$184,287	$69,040	$81,386	$28,918	$13,296	$192,640

Trade and other payables	$11,761	$7,081	$3,644	$9,074	$31,560	$12,650	$8,689	$2,896	$13,098	$37,333
Derivative instruments	-	-	-	-	-	-	-	-	709	709
Pre-payment facility	-	2,500	-	-	2,500	-	2,000	-	-	2,000
Credit facility	9,579	-	-	-	9,579	9,490	-	-	-	9,490
Other long-term liabilities	-	1,105	-	438	1,543	-	1,170	-	488	1,658
Metals contract liability	-	-	-	44,264	44,264	-	-	-	40,868	40,868
Silver contract liability	-	-	-	20,092	20,092	-	-	-	18,193	18,193
Convertible debenture	-	-	-	-	-	-	-	-	10,849	10,849
Royalty payable	-	-	-	2,887	2,887	-	-	-	2,762	2,762
Post-employment benefit obligations	-	4,497	-	-	4,497	-	3,892	-	-	3,892
Decommissioning provision	2,301	5,607	4,038	-	11,946	2,129	5,346	3,914	-	11,389
Deferred tax liabilities	-	-	-	-	-	48	-	-	-	48
Total liabilities	$23,641	$20,790	$7,682	$76,755	$128,868	$24,317	$21,097	$6,810	$86,967	$139,191

Page | 21

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month period ended March 31, 2025					Three-month period ended March 31, 2024
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$11,816	$11,731	$-	$-	$23,547	$12,786	$8,066	$-	$-	$20,852
Cost of sales	(10,991)	(10,148)	-	-	(21,139)	(12,316)	(8,722)	-	-	(21,038)
Depletion and amortization	(1,594)	(3,008)	(854)	(53)	(5,509)	(2,345)	(2,275)	(864)	(40)	(5,524)
Care and maintenance costs	-	(114)	(21)	-	(135)	-	(130)	(1,308)	-	(1,438)
Corporate general and administrative	-	-	-	(6,497)	(6,497)	-	-	-	(1,657)	(1,657)
Exploration costs	(820)	(429)	(31)	-	(1,280)	(124)	(870)	(22)	-	(1,016)
Accretion on decommissioning provision	(55)	(60)	(45)	-	(160)	(61)	(53)	(39)	-	(153)
Interest and financing income (expense)	(70)	(112)	43	(335)	(474)	(80)	(104)	14	(519)	(689)
Foreign exchange gain (loss)	155	-	-	20	175	(44)	-	-	(1,092)	(1,136)
Gain on disposal of assets	-	-	966	-	966	-	-	-	-	-
Loss on metals contract liabilities	-	-	-	(9,024)	(9,024)	-	-	-	(3,046)	(3,046)
Other gain (loss) on derivatives	-	-	-	709	709	-	-	-	(1,071)	(1,071)
Fair value loss on royalty payable	-	-	-	(125)	(125)	-	-	-	(256)	(256)
Income (loss) before income taxes	(1,559)	(2,140)	58	(15,305)	(18,946)	(2,184)	(4,088)	(2,219)	(7,681)	(16,172)
Income tax recovery	28	-	-	-	28	15	-	-	-	15
Net income (loss) for the period	$(1,531)	$(2,140)	$58	$(15,305)	$(18,918)	$(2,169)	$(4,088)	$(2,219)	$(7,681)	$(16,157)

c. Major customers

For the three-month period ended March 31, 2025, the Company sold concentrates and finished goods to two major customers accounting for 50% of revenues from Cosalá Operations and 40% of revenues from Galena Complex (2024: two major customers accounting for 59% of revenues from Cosalá Operations and 41% of revenues from Galena Complex).

23. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.7 million (MXN 196.8 million), of which $4.2 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.7 million (MXN 94.6 million) of their original reassessment. The remaining $5.0 million (MXN 102.2 million) consists of $4.2 million (MXN 84.4 million) related to transactions with certain suppliers and $0.9 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.2 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at March 31, 2025, the accrued liability of the probable obligation from the ongoing appeal was $1.0 million (December 31, 2024: $1.0 million).

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